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EXHIBIT 12

THE NEW YORK TIMES COMPANY

Ratio of Earnings to Fixed Charges

(Unaudited)

	For the Years Ended
(In thousands, except ratio)	December 28, 2003	December 29, 2002	December 30, 2001	December 31, 2000	December 26, 1999

Earnings from continuing operations before fixed charges
Income from continuing operations before income taxes and income/loss from joint ventures	$508,070	$504,433	$332,204	$637,830	$501,912
Distributed earnings from less than fifty-percent owned affiliates	9,299	6,459	14,859	19,375	13,061

Adjusted pre-tax earnings from continuing operations	517,369	510,892	347,063	657,205	514,973
Fixed charges less capitalized interest	57,752	60,023	64,069	80,876	63,313

Earnings from continuing operations before fixed charges	$575,121	$570,915	$411,132	$738,081	$578,286

Fixed charges
Interest expenses, net of capitalized interest	$46,704	$48,697	$51,405	$68,566	$52,503
Capitalized interest	4,501	1,662	459	—	—
Portion of rentals representative of interest factor	11,048	11,326	12,664	12,310	10,810

Total fixed charges	$62,253	$61,685	$64,528	$80,876	$63,313

Ratio of earnings to fixed charges	9.24	9.26	6.37	9.13	9.13

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in this Form10-K.

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  EXHIBIT 12
THE NEW YORK TIMES COMPANY Ratio of Earnings to Fixed Charges (Unaudited)